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As filed with the Securities and Exchange Commission on April 13, 2001

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

DAMARK INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Minnesota	41-1551116
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

301 Carlson Parkway, Suite 201
Minneapolis, Minnesota 55305
(952) 258-2000
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

George S. Richards
Chairman, President and Chief Executive Officer
301 Carlson Parkway, Suite 201
Minneapolis, Minnesota
55305
(952) 258-2000
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copy to:
Bruce J. Parker, Esq.
Kaplan, Strangis and Kaplan, P.A.
5500 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402
Telephone: (612) 375-1138

Approximate date of commencement of proposed sale of the securities to the public:

From time to time after this registration statement becomes effective.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: /x/

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common stock, par value $0.01 per share	7,800,000 shares (1)	$3.125(2)	$24,375,000	$6,093.75

(1)
The maximum number of shares of common stock issuable upon conversion of $15,600,000 in estimated maximum aggregate principal amount of Registrant's 10% senior convertible notes due February 4, 2002 at the conversion price of $3.00 per share or upon the conversion of the series E preferred stock into which the senior convertible notes will automatically be converted when certain conditions are satisfied. Under a registration rights agreement, the Registrant is required to register 150% of the shares of common stock issuable upon conversion of the senior convertible notes or series E preferred stock. Pursuant to Rule 416 of the Securities Act of 1933, as amended, this registration statement also covers an indeterminate number of shares of common stock that may become issuable under any stock split, stock dividend or anti-dilution provisions in the senior convertible notes or the series E preferred stock.
(2)
Estimated pursuant to Rule 457(c) solely for the purpose of calculating the registration fee, based upon the average of the high and low prices for such shares of common stock on April 11, 2001, as reported on the Nasdaq National Market.

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SHAREHOLDERS IDENTIFIED IN THIS PROSPECTUS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Subject to completion, dated April 12, 2001

7,800,000 SHARES COMMON STOCK

    This prospectus relates to 7,800,000 shares of our common stock that may be sold from time to time by the selling shareholders listed under the caption "Selling Shareholders" on page 30. All of the shares of common stock covered by this offering are shares that may be issued upon conversion of our 10% senior convertible notes due February 4, 2002 up to $15.6 million principal or the series E preferred stock into which the senior convertible notes will automatically be converted when certain conditions are satisfied. We will not receive any of the proceeds from the sale of the common stock. See "Use of Proceeds."

    The shares are being registered to permit the selling shareholders to sell the shares from time to time in the public market. The selling shareholders may determine the prices at which they will sell the common stock, which prices may be at market prices prevailing at the time of such sale or some other price. The selling shareholders may sell the common stock through ordinary brokerage transactions, directly to marketmakers of our shares or through any other means described in the section "Plan of Distribution" beginning on page 31. We cannot assure you that the selling shareholders will sell all or a portion of the common stock offered under this prospectus.

    Our common stock is quoted on the Nasdaq National Market under the symbol "DMRK." On April 11, 2001, the last reported sale price for the common stock on the Nasdaq National Market was $3.15 per share.

    Our corporate offices are located at 301 Carlson Parkway, Suite 201, Minneapolis, Minnesota 55305. Our telephone number at that location is (952) 258-2000.

    Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 3 of this prospectus.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is          , 2001.

TABLE OF CONTENTS
PROSPECTUS

    You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. The selling shareholders will not make an offer of the shares of our common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

    References in this prospectus to "Damark," "we," "our" and "us" refer to Damark International, Inc., a Minnesota corporation.

RISK FACTORS

    You should carefully consider the risks and uncertainties described below and the other information contained or incorporated by reference in this prospectus before deciding whether to invest in our common stock. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

    If any of the following risks actually occur, our business, financial condition or operating results could be materially adversely affected. In such case, the trading price of our common stock could decline and you may lose part or all of your investment.

Risks related to Our
Senior Convertible Notes and Preferred Stock

We issued our senior convertible notes at a conversion price substantially below the then market price of our common stock. We can pay interest on these senior convertible notes by issuing additional notes on the same terms, which, if issued, may also be at a discount to the then market price of our common stock. When converted, these notes will dilute the ownership interests of our common shareholders.

    On February 27, 2001, the Company privately placed $14.2 million in 10% senior convertible notes due February 4, 2002 with five investors. The senior convertible notes are convertible into our common stock at $3.00 per share subject to certain adjustments for future dilutive events. This conversion price was substantially below the closing sales price of $7.50 for our common stock on February 26, 2001. We received $10 million of the proceeds from the sale of the senior convertible notes at closing and the balance of the net proceeds will be held in escrow until certain shareholder approvals have been obtained and this registration statement is effective. The net proceeds from the issuance of the notes were used to supplement our working capital. We will not receive any additional proceeds upon the conversion of the senior convertible notes into our common stock.

    The conversion of the $14.2 million in principal amount of the senior convertible notes that was outstanding as of March 30, 2001, using the current conversion price of $3.00, would require us to issue an aggregate of 4,733,333 shares of our common stock, which represents 44.5% of the 5,896,104 shares of our common stock outstanding on March 30, 2001. The number of shares issuable upon conversion of the senior convertible notes is limited to less than 20% of our outstanding shares of common stock until the necessary shareholder approvals have been obtained. There can be no assurance that we will obtain the necessary shareholder approvals at our annual shareholder meeting scheduled to be held on May   , 2001.

    Interest on the senior convertible notes accrues at the rate of 10% per annum. The interest may, at our option, be capitalized and added to the principal of the notes. To the extent interest is capitalized, it will increase the number of shares we are required to issue upon conversion of the notes, and, as a result, further dilute the ownership interest of the common shareholders. For additional information regarding the number of additional shares that may be issued as a result of adjustments to the senior convertible notes, see "Description of Capital Stock—Senior Convertible Notes—Conversion" on page 20.

    If the necessary shareholder approvals are obtained at our May   , 2001 shareholder meeting and we have satisfied certain other conditions, the outstanding balance of the senior convertible notes will automatically be converted into shares of our series E preferred stock with a stated value of $100 per share. The shares of series E preferred stock are convertible into shares of our common stock at the election of the holders at any time prior to the mandatory redemption date, which will occur on the second anniversary of their date of issuance. In the event the senior convertible notes or the series E preferred stock are converted into shares of common stock, the ownership interests of our common shareholders will be diluted.

If we elect to issue shares of our common stock in order to satisfy the mandatory redemption of the series E preferred stock, the ownership interests of our common shareholders will be diluted.

    We expect to issue the series E preferred stock upon conversion of the senior convertible notes on or about May   , 2001, the date of our annual shareholder meeting at which we are seeking certain shareholder approvals in connection with the senior convertible notes and series E preferred stock. We are required to redeem all outstanding series E preferred stock on the second anniversary of its issuance, which we estimate will be on or about May   , 2003. We may pay cash for the mandatory redemption price or, at our option, issue shares of our common stock valued at 90% of the then market value to redeem the series E preferred stock. To the extent we elect to issue shares of our common stock to pay the mandatory redemption price, the ownership interests of our common shareholders will be diluted.

The conversion price of our series D preferred stock and related common stock purchase warrants were adjusted as a result of the issuance of the senior convertible notes. We can use shares of our common stock to pay dividends on and to redeem the series D preferred stock on the mandatory redemption date of the series D preferred stock, September 29, 2002.

    On September 29, 2000, we issued 200,000 shares of our series D preferred stock, $100 stated par value per share, and warrants to purchase 772,798 shares of class A common stock at an exercise price of $16.17 per share, subject to anti-dilution adjustments. The series D preferred stock was convertible into our common stock at a price of $12.94 per share, subject to certain adjustments for future events. As a result of the issuance of the senior convertible notes on February 27, 2001, the conversion price for the series D preferred stock was reduced to $3.00 per share. Also, the exercise price of the warrants was lowered to $11.65 per share and the number of common shares purchasable upon exercise of the warrants was adjusted to 1,072,815 shares. For additional information regarding the number of additional shares that may be issued as a result of adjustments to the series D preferred stock and the warrants, see "Description of Capital Stock—Preferred Stock—Series D Preferred Stock—Conversion" on page 26 and "Description of Capital Stock—Warrants" on page 28.

    Quarterly dividends on the series D preferred stock are payable at the rate of 6.5% per annum on the stated value of the series D preferred stock. We are required to redeem all outstanding shares of series D preferred stock on September 29, 2002 at the stated value of $100 per share plus accrued dividends. We have the option of paying cash for the dividends and the mandatory redemption price or, at our option, issuing shares of our common stock valued at 90% of the then market value in the case of dividends and in the case of the mandatory redemption.

The ownership interests of our common shareholders are subject to substantial dilution upon the conversion of the senior convertible notes, the series E preferred stock and the series D preferred stock and upon the exercise of warrants issued to the series D preferred shareholders.

    The following table shows as of March 30, 2001, (1) the shares of our common stock outstanding, (2) the number of shares of our common stock issuable upon conversion of the $14,200,000 principal amount of the senior convertible notes then outstanding or the series E preferred stock if the conditions for the automatic conversion of the senior convertible notes into series E preferred stock had been satisfied at that date, (3) the number of shares of our common stock issuable upon conversion of the 200,000 shares of series D preferred stock outstanding, and (4) the number of shares of our common stock issuable upon exercise of the warrants issued to the purchasers of the series D preferred stock at an exercise price of $11.65 per share, as well as the percentage of the total common shares each of these categories would represent after full conversions and exercise:

Class of Security	Number of Common Shares or Common Shares issuable upon Conversion	Percentage of Common Shares after Full Conversion or Exercise to Common Shares

Common stock outstanding on March 30, 2001	5,896,104	32.1%
Senior convertible notes or series E preferred stock, assuming conversion of the senior convertible notes	4,733,333 shares	25.8%
Series D preferred stock	6,666,666 shares	36.3%
Warrants issued to the holders of the series D preferred stock	1,072,815 shares	5.8%

    We can elect to pay the interest on the senior convertible notes by issuing additional notes and to pay the dividends on the series D preferred stock in our common shares. We also have the option to convert the series D preferred stock into common stock at its mandatory redemption date of September 29, 2002 and the option to convert the series E preferred stock into common stock at its mandatory redemption date, which is the second anniversary of issuance of the series E preferred stock following automatic conversion of the senior convertible notes. If we elect to pay the dividends on the series D preferred stock in our common stock or to convert the series D preferred stock or the series E preferred stock into our common stock on their respective mandatory redemption dates, the shares of common stock are issued at 90% of the then market price of the common stock. These elections will result in further dilution of the holders of our common stock.

If we raise additional capital at a price below $3.00 per share, our common shareholders will be diluted due to adjustments to the conversion price under our outstanding senior convertible notes, series E preferred stock and series D preferred stock.

    We have a substantial amount of senior convertible notes and preferred stock outstanding. The note holders and the preferred shareholders are entitled to an adjusted conversion price, which results in their receiving additional shares of common stock upon conversion if we raise capital at a price below $3.00 per share prior to their conversion. Therefore, if we raise additional capital at a price below $3.00 per share, our common shareholders' percentage of ownership will be further diluted by the additional common stock that will be issued to the holders of our senior convertible notes and our preferred shares if they convert those securities to common stock.

The conversion into common stock of the senior convertible notes or the series E preferred stock into which the notes automatically convert when certain conditions are satisfied and of the series D preferred stock, and the subsequent sale of the common shares following these conversions, could have a negative impact on the market price of our common stock.

    As the above table demonstrates, the conversion of our senior convertible notes or the series E preferred stock into which the notes automatically convert when certain conditions are satisfied and the conversion of our series D preferred stock into common stock will result in the issuance of a significant number of shares of common stock. Additional common stock would be issued if we elect to capitalize interest on the senior convertible notes, to pay dividends on the series D preferred stock and to redeem the series D preferred stock and the series E preferred stock with common stock on their mandatory redemption dates. Once issued, these shares of common stock may be sold into the market, which could decrease the price of our common stock and encourage short sales by selling shareholders or others. Short sales could place further downward pressure on the price of our common stock. In that case, we could be required to issue an increasingly greater number of shares of our common stock if we elected to issue common stock upon the mandatory redemption of the series E preferred stock or upon the mandatory redemption of the series D preferred stock or the payment of dividends on the series D preferred stock, sales of which could further depress the price of our common stock.

    Even though no selling shareholder may convert its senior convertible notes or series E preferred stock if, upon such conversion, the selling shareholder together with its affiliates would beneficially own a number of shares of common stock that exceed 4.99% in the case of certain holders and 9.99% in the case of certain other holders of our then outstanding common stock, excluding for purposes of such determination shares of common stock issuable upon conversion of senior convertible notes or series E preferred stock which have not been converted, this restriction does not prevent a selling shareholder from selling a substantial number of shares in the market. In addition, even though no holder of series D preferred stock may convert its series D preferred stock if, upon such conversion, the holder together with its affiliates would beneficially own a number of shares of common stock that exceed 4.99% of our then outstanding common stock, excluding for purposes of such determination shares of common stock issuable upon conversion of series D preferred stock which have not been converted and upon exercise of warrants to purchase common stock which have not been exercised, this restriction does not prevent a holder of series D preferred stock from selling a substantial number of shares in the market. Also, the holders of the senior convertible notes, the series E preferred stock and the series D preferred stock may waive these restrictions upon 61 days notice. By periodically selling shares into the market, an individual selling shareholder could eventually sell more than the percentage limitation of our outstanding common stock while never holding more than the applicable percentage limitation at any specific time.

We may issue additional shares and dilute your ownership percentage.

    Some events over which you have no control could result in the issuance of additional shares of our common stock, which would dilute your ownership percentage in Damark. We may issue additional shares of common stock or preferred stock:

  •
  to raise additional capital or finance acquisitions,

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  upon the exercise or conversion of outstanding options, warrants and shares of convertible preferred stock;

  •
  in respect of our 2001 stock option plan which reserves 1,500,000 shares of our common stock for issuance under option to be granted to officers, directors, key employees or consultants;

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  to capitalize interest on the senior convertible notes;

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  in lieu of cash payment of dividends on the series D preferred stock; or

  •
  in lieu of cash payment of the mandatory redemption price of the series D preferred stock and the series E preferred stock.

    As of March 30, 2001, other than the warrants issued to the holders of series D preferred stock, there were outstanding options to acquire an aggregate of 1,845,415 shares of common stock held by current and former officers, directors and employees. If exercised, these securities will dilute your percentage ownership of common stock. However, most of these options are at exercise prices well in excess of the market price on March 30, 2001. In addition, the number of shares that may be issued in lieu of cash upon the mandatory redemption of the series D preferred stock and the series E preferred stock or payment of dividends on the series D preferred stock will increase if the market price of our common stock decreases.

Substantial sales of our common stock could cause our stock price to fall.

    If our shareholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, upon conversion of the senior convertible notes, series D preferred stock or the series E preferred stock and upon issuance of common stock dividends on the series D preferred stock and exercise of the related warrants, the market price of our common stock could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. As of March 30, 2001, we had outstanding 5,896,104 shares of common stock and options to acquire an aggregate of 1,845,415 shares of common stock, of which 1,068,248 options were vested and exercisable. As of March 30, 2001, of the shares that are currently outstanding, 4,759,673 are freely tradable in the public market and 1,136,431 are tradable in the public market subject to the restrictions, if any, applicable under Rule 144 and Rule 145 of the Securities Act of 1933, as amended. All shares acquired upon exercise of options will be freely tradable in the public market.

    In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (1) one percent of the number of shares of common stock then outstanding and we had 5,896,104 shares outstanding as of March 30, 2001, or (2) the average weekly trading volume of the common stock during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Sales by shareholders of a substantial amount of our common stock could adversely affect the market price of our common stock.

We may be required to pay substantial penalties to the holders of the senior convertible notes, the series E preferred stock, the series D preferred stock and warrants held by the series D preferred shareholders if specific events occur.

    In accordance with the terms of the documents relating to the issuance of the senior convertible notes, the series E preferred stock, the series D preferred stock and the warrants held by the series D preferred shareholders, we are required to pay substantial penalties to a holder of the senior convertible notes, the series E preferred stock and the series D preferred stock under specified circumstances, including, among others:

  •
  nonpayment of the redemption price to holders of the series E preferred stock or the series D preferred stock in a timely manner,

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  registration statements relating to the common shares issuable upon conversion of the senior convertible notes, the series E preferred stock or the series D preferred stock and upon exercise of the warrants held by the series D preferred shareholders have not been declared effective by the SEC by certain dates, or after being declared effective, are unavailable to cover the resale of the shares of common stock underlying such securities; or

  •
  our failure to maintain the listing of the common stock on the American Stock Exchange, the New York Stock Exchange or the Nasdaq for a period of 10 days during any period of 12 months.

    Such penalties are generally paid in premiums, on the amount that a holder of the senior convertible notes, the series E preferred stock and the series D preferred stock was entitled to receive on the date of determination.

Holders of our senior convertible notes, series E preferred stock and series D preferred stock are entitled to significant rights and preferences.

    The holders of the senior convertible notes, series E preferred stock and series D preferred stock are entitled to significant rights, preferences and privileges over holders of common stock including the right to certain redemption rights and to a substantial liquidation payment preference over our common stock which is also payable upon any transaction such as a merger. The holders of the senior convertible notes, series E preferred stock and series D preferred stock are also entitled to certain registration rights with respect to the common stock into which these securities are convertible.

Risks Related to Our Discontinued Businesses

Discontinuing our non-member catalog retail business and e-commerce fulfillment business resulted in significant losses during 2000 and will require us to pay liabilities incurred in connection with the wind-down of these businesses.

    Early in 2000, we announced that we would discontinue our non-member catalog retail business and redeploy certain of its assets to develop an e-commerce fulfillment business that we call ClickShip Direct. At that time, we also announced our intention to spinoff ClickShip Direct to our shareholders. On December 27, 2000, we announced that we would not be able to spinoff ClickShip Direct because we were not able to obtain sufficient financing for ClickShip as an independent company. When we announced our intent to spinoff ClickShip in early 2000, e-fulfillment and related e-commerce businesses had attractive market valuations and financing prospects. Market conditions have changed, valuations have declined substantially for comparable companies in the e-fulfillment and customer care segment, and financing was not available to continue this business. Consequently, we sought to sell the assets of our e-commerce fulfillment business. Due to time pressures to avoid continuing losses and the lack of interest of possible buyers, we decided to wind down and exit this line of business. Because of our decisions to discontinue the non-member retail catalog business and the ClickShip business, we recorded an aggregate loss from discontinued operations for 2000 of $63.2 million, net of taxes of $38.7 million. This charge includes reserves for losses expected to be incurred in future periods to wind down the ClickShip business.

    As a result of the decisions to close these businesses, we have recorded net liabilities on our balance sheet as of December 31, 2000 which consist of the following (in thousands):

Assets:
Net current assets	$1,909
Property and equipment, net of estimated loss on disposal	500
Lease deposit and other	2,312
Note receivable from former officer	871
Liabilities:
Accounts payable	(6,529)
Future lease obligations	(6,906)
Operating losses through disposal date	(4,000)
Interest	(1,300)
Other wind-down related expenses	(13,383)

Net liabilities of discontinued operations	(26,526)
Less: Current portion	(23,830)

Net liabilities of discontinued operations, long term	$(2,696)

    We have proposed payment terms to certain ClickShip creditors to help reduce these liabilities. Also, unknown liabilities relating to the ClickShip business or failure to realize full value on the ClickShip assets being sold could create additional cash requirements that we would need to fund. The wind down of ClickShip has resulted in deferral of certain accounts payable that could have an adverse impact on vendor and supplier relationships for our continuing membership business.

Risks Related to Our Continuing Business

Our only continuing business is Provell's membership business.

    We continue to operate our membership services business under the name Provell. The adverse effects of discontinuing our e-fulfillment and non-member catalog retail operations have required substantial management time and attention that we could have devoted to our membership business. There are also many risks related to the membership business as detailed below so that we cannot assure you that we will generate sufficient revenue to be profitable or that we will be able to sustain or increase profitability on a quarterly or an annual basis in the future. If our revenue grows more slowly than we anticipate or if our operating and marketing expenses exceed our expectations, our business would be materially adversely affected.

Introducing new programs requires significant investments. We may not have enough financial resources to meet all of our needs.

    We typically incur high costs in the year a program is introduced. Principal elements of these costs relate to hiring personnel, developing program content, contracting with vendors, drafting, testing and refining telemarketing scripts, creating membership kits for mailing to potential new program members and paying client commissions. We must incur costs to market programs to each potential member, regardless of whether that individual actually becomes a paying member. Our capital base is smaller than that of many of our competitors. Additionally, the recent losses associated with the discontinuance of our non-member catalog retail business and our ClickShip e-fulfillment business have created liquidity challenges. These losses and related cash challenges have required us to raise capital by issuing the series D preferred stock in September 2000 and the senior convertible notes in February 2001 and to defer payment of certain trade payables and other liabilities. We also had to replace and increase our bank line of credit. There can be no assurance that our cash resources will be able to sustain our business, particularly if we experience a reduction in revenues for a prolonged period or if we face substantial unexpected capital requirements. To the extent that such cash resources are insufficient to fund our activities, additional funds will be required. There can be no assurance that additional financing will be available on reasonable terms or at all. If we raise additional capital through the sale of additional equity or convertible debt securities, dilution to our existing shareholders would occur. This dilution has already occurred as a result of the issuance of the series D preferred stock and the senior convertible notes as discussed in the risk factors relating to these securities above.

We are uncertain about the availability of additional capital.

    We have experienced significant cash needs over the past 18 months in connection with the discontinuance of our non-member retail catalog business and our ClickShip e-fulfillment business. We may need additional capital to complete the wind-down of the ClickShip business, to take advantage of growth opportunities, including strategic alliances and acquisitions, or to respond to changing business conditions and unanticipated competitive pressures. Should these circumstances arise, we may need to raise additional funds either by borrowing money or issuing additional equity. We cannot assure you that we will be able to raise such funds on favorable terms or at all. If we are unable to obtain additional funds, we may suffer adverse business consequences if vendors and suppliers for our membership business discontinue their relationship with us and we may be unable to take advantage of new opportunities, to respond to competitive pressures or to take other actions that otherwise might be important to our business and may not be able to continue our business.

Change in accounting rules governing how revenues are recognized has impacted our reported revenues and income in 2000.

    In December 1999, the SEC issued Staff Accounting Bulletin No. 101—Revenue Recognition in Financial Statements, which provides interpretive guidance on revenue and expense recognition related to contracts with up-front fees and customer return rights. As a result of the adoption of SAB 101 in the first quarter of 2000, we recorded a non-cash after-tax charge of $22.9 million ($14.2 million net of taxes) in the first quarter of 2000, reflecting the cumulative effect of this change in accounting principle. We cannot assure you, however, that any rules adopted by the SEC in the future relating to the recognition of revenues or expenses will not require us to further change our accounting for revenue or expense recognition or otherwise adversely affect the results of operations for our Provell business.

Our marketing efforts depend on customer lists supplied by our clients. We cannot assure you that our clients will continue to provide us these lists.

    We obtain substantially all of the information necessary to Provell's marketing efforts from customer lists supplied by our clients. Clients provide the lists to us for use in marketing a single, specific program which has been pre-approved by the client. As a result, our ability to market a new program to an existing customer base or an existing program to a new customer base is dependent on first obtaining approval from a client. There can be no assurance that we will continue to obtain such approvals. If our customers limit or stop providing us with those lists, our marketing efforts would be hampered, which would have a material adverse effect on our membership services business.

Our profitability depends on membership renewals. Significant increases in membership cancellations would impair our profitability.

    We generally incur losses and negative cash flow during the initial year of an individual membership program, as compared to renewal years, due primarily to higher marketing costs associated with initial member procurement. In addition, we experience a higher percentage of cancellations during the initial membership period as compared to renewal periods. During an initial annual membership term or renewal term, a member may cancel his or her membership in the program, generally for a refund of the membership fee for that period. Accordingly, the profitability of each of our programs depends on recurring and sustained membership renewals.

Our operating results fluctuate from quarter to quarter.

    Our quarterly revenues, expenses and operating results have varied significantly in the past and are likely to vary significantly from quarter to quarter in the future. Factors affecting our financial results include:

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  the timing and cancellation of membership signups;

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  our ability to introduce new programs on a timely basis;

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  the introduction of programs by our competitors;

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  market acceptance of our and our clients' membership programs generally;

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  the timing of investments in program development;

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  personnel changes;

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  the demand for membership programs generally;

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  the mix of programs we offer;

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  unanticipated service interruptions;

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  increased costs associated with expansion of operations;

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  the availability of vendors to support offered programs;

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  the rate of renewal by existing members of programs;

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  the level of enthusiasm for health and fitness, travel, entertainment and leisure activities, and other lifestyle elements underlying the programs; and

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  competitive pressures on selling prices and commissions paid to clients for use of their lists.

Many of these factors are beyond our control. Because we determine our expenditure levels in advance of each quarter, our ability to reduce costs quickly in response to any revenue shortfall is limited, and thus operating results may be adversely affected if projected revenues for a given quarter are not achieved.

We may be unable to compete with other companies in our industry that have financial or other advantages.

    We believe that the principal competitive factors in the membership services industry include the ability to identify, develop and offer innovative service programs, the quality and breadth of service programs offered, price and marketing expertise. Our competitors, including other membership services companies, large retailers, travel agencies, insurance companies and financial service institutions, some of which have substantially larger customer bases and greater financial and other resources than we do, offer membership programs which provide services similar to, or which directly compete with, those provided by us. There can be no assurance that:

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  our competitors will not increase their emphasis on programs similar to those we offer and more directly compete with us, or

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  our competitors will not provide programs comparable or superior to those we provide at lower membership prices, or

  •
  our competitors will not adapt more quickly than us to evolving industry trends or changing market requirements, or

  •
  our competitors will not significantly increase commission rates paid to clients thereby adversely affecting profitability, or

  •
  new competitors will not enter the market, or

  •
  other businesses will not themselves introduce competing programs.

Any increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, financial condition and results of operations. Additionally, because contracts between clients and program providers are often exclusive with respect to a particular service, potential clients may be prohibited from contracting with us to promote a program if the services we provide are similar to, or merely overlap with, the services provided by an existing program of a competitor.

Our business depends on new program introductions. If we fail to introduce new programs that are popular, our business would suffer.

    Our business is substantially dependent on our ability to develop and successfully introduce new programs which generate consumer interest. Failure to introduce new programs in a timely manner could result in our competitors acquiring additional market share for a program in a particular area of consumer interest. In addition, the introduction or announcement of new programs by us or by others could render existing programs uncompetitive or obsolete, or result in a delay or decrease in orders for existing programs as customers evaluate new programs or select the new programs as an alternative to existing programs. Therefore, the announcement or introduction of new programs by us or others, or our failure to introduce new programs which have broad consumer appeal, could have a material adverse effect on our business, financial condition and results of operations.

We depend on vendors and telemarketers to market our programs and service, and upon credit card processors to collect payment for us. These vendors, telemarketers and credit card processors may terminate their relationships with us, and we cannot control the level and the quality of the service they provide. Any service interruption or quality problems would adversely affect us.

    We depend on independent vendors to provide most program products and services to members, on telemarketers to market and service our programs to prospective members and on credit card processors to obtain payments for us. The vendors, telemarketers and credit card processors operate pursuant to agreements that may be terminated with limited prior notice. There can be no assurance that, in the event a vendor, telemarketer or credit card processor ceases operations, or terminates, breaches or chooses not to renew its agreement with us, a replacement vendor, telemarketer or credit card processor could be retained on a timely basis, if at all. In addition, vendors, telemarketers and credit card processors are independent contractors and the level and quality of services provided are outside our control. Any service interruptions, delays or quality problems could result in customer dissatisfaction, membership cancellations or delays in collecting payments, which could have a material adverse effect on our business, financial condition and results of operations.

We rely on our computer and communication systems. If such systems fail or are unable to keep pace with technological advances, our business would suffer.

    Our business is highly dependent on our computer and telecommunications systems and any temporary or permanent loss of either system, for whatever reason, could have a material adverse effect on our business, financial condition and results of operations. In addition, the technologies on which we are dependent to compete effectively and meet our clients' needs are rapidly evolving and in many instances are characterized by short product life cycles or innovation. As a result, we are dependent on ongoing, significant investment in advanced computer and telecommunications technology, including automated call distributors and digital switches, and our ability to anticipate and adapt to technological shifts. There can be no assurance that we will be successful in anticipating or adapting to technological changes or in selecting and developing new and enhanced technology on a timely basis.

We depend on the telephone services through which we market our products. An interruption of, or an increase in the billing rate for, such services would adversely affect our business.

    We market and service our programs telephonically, and accordingly, our business is highly dependent on telephone services provided by various local and long distance telephone companies. Any significant interruption in telephone services could adversely affect us. Additionally, limitations on the ability of telephone companies to provide us with increased capacity that may be required in the future, if any, could adversely affect our business, financial condition and results of operations. Rate increases imposed by these telephone companies will increase our operating expenses and could have a material adverse effect on our business, financial condition and results of operations.

Our industry is increasingly subject to federal and state government regulation. Such regulation could hinder our operations and increase our operating costs.

    We primarily market our programs to consumers through telemarketing. The telemarketing industry has become subject to an increasing amount of Federal and state regulation as well as general public scrutiny in the past several years. For example, the Federal Telephone Consumer Protection Act of 1991 limits the hours during which telemarketers may call consumers and prohibits the use of automated telephone dialing equipment to call certain telephone numbers. Additionally, the Federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994 and Federal Trade Commission ("FTC") regulations promulgated under this act, prohibit deceptive, unfair or abusive practices in telemarketing sales. Both the FTC and state attorneys general have authority to prevent telemarketing activities deemed by them to be "unfair or deceptive acts or practices." Further, some states have enacted laws and others are considering enacting laws targeted directly at regulating telemarketing practices, and there can be no assurance that any such laws, if enacted, will not adversely affect or limit our current or future operations. Compliance with these regulations is generally the responsibility of us, and we could be subject to a variety of enforcement or private actions for any failure to comply with such regulations. Our provision of membership programs requires us to comply with certain state regulations, changes in which could materially increase our operating costs associated with complying with such regulations. The risk of noncompliance by us with any rules and regulations enforced by a Federal or state consumer protection authority may subject us or our management to fines or various forms of civil or criminal prosecution, any of which could materially adversely affect our business, financial condition and results of operations. Also, the media often publicizes perceived noncompliance with consumer protection regulations and violations of notions of fair dealing with consumers, and the membership programs industry is susceptible to peremptory charges by the media of regulatory noncompliance and unfair dealing.

We depend on our key executive and marketing personnel. A loss of such personnel would negatively impact our operations.

    Our performance is highly dependent on the continued services of our executive officers and other key personnel, the loss of one or more of whom could have a material adverse effect on our business. In particular, we are dependent upon our Chief Executive Officer, George Richards, in the management and operation of our membership business. In addition, we need to attract and retain other highly skilled technical and managerial personnel for whom there is intense competition. We cannot assure you that we will be able to attract and retain the personnel necessary for the continuing growth of our business. Our inability to attract and retain qualified technical and managerial personnel would have a material adverse effect on our operations.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

    Certain statements incorporated by reference or made in this prospectus are "forward-looking statements" intended to qualify for the safe harbor provisions from liability provided by the Private Securities Litigation Reform Act of 1995. Important factors exist that could cause results to differ materially from those anticipated by some of the statements herein. In addition to statements that are forward-looking by reason of context, the words "believe," "expect," "anticipate," "intend,, "designed," "goal," "priority," "will" and similar expressions identify forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties which could cause actual results to differ materially from expectations, including those identified below:

  •
  the economic outlook and its effects on credit availability, interest rates, and consumer spending patterns;

  •
  adverse changes in relationships with vendors and partners who provide club benefits or process credit card transactions;

  •
  lower than expected membership renewal rates;

  •
  higher than expected membership cancellation and return rates;

  •
  inability to profitably expand in the membership services market;

  •
  adverse effects of possible systems failures and inability to adapt to rapid changes in technology;

  •
  excessive new member acquisition costs;

  •
  inability to retain existing clients and attract new clients in the membership services market;

  •
  inability to develop new membership programs;

  •
  future cash outlays to complete the wind down of ClickShip;

  •
  externally mandated changes in accounting guidelines;

  •
  availability of capital on acceptable terms; and

  •
  availability of financing on acceptable terms.

    Investors and other readers are urged to consider these and other factors, including the risk factors disclosed in this prospectus, in evaluating an investment in the common stock being offered by this prospectus. All forward-looking statements and reasons why results may differ included in this prospectus are made as of the date of this prospectus, and Damark assumes no obligation to update any such forward-looking statement or reason why actual results might differ.

DAMARK INTERNATIONAL, INC.

    We are a marketing solutions provider. We utilize targeted information-based strategies to bring a broad range of products, programs and services to consumers through direct mail, telesales and the Internet. Our membership services business is operated under the name "Provell." We develop, market and manage fee-based membership programs to provide purchase price discounts and other benefits related to consumer and small business needs in the areas of shopping, travel, hospitality, entertainment, health/fitness and finance.

    In January 2000, we announced our plans to wind-down our non-member catalog marketing and merchandising activities as a result of recurring losses. The wind-down was substantially completed by the end of the second quarter of 2000. In January 2000, our order capture, product fulfillment and customer service capabilities were re-deployed into a subsidiary operating under the name ClickShip. We had intended to spinoff ClickShip as an indendent company. While ClickShip developed successful business relationships with several e-commerce customers, it was unable to generate sufficient revenues to cover its high fixed cost structure. In addition, negative capital market conditions prevented ClickShip from raising essential start-up capital. In December 2000, we announced that we would wind-down ClickShip by the end of the first quarter of 2001. In December 2000 and January 2001, ClickShip made an effort to sell its fulfillment business; however, these efforts were not successful. As a result, a decision was made in late January 2001 to liquidate Clickship and the business was discontinued in February 2001.

    We were incorporated in Minnesota in 1986. Our principal offices are located at 301 Carlson Parkway, Suite 201, Minneapolis, Minnesota 55305 and our telephone number is (952) 258-2000. Our corporate website is located at www.dmrk.com. The information contained on our web site is not incorporated by reference in this prospectus and should not be considered part of this prospectus.

USE OF PROCEEDS

    We will not receive any proceeds upon conversion of the senior convertible notes or the series E preferred stock into which the senior convertible notes will automatically convert when certain conditions are satisfied or from the sale by the selling shareholders of the shares of common stock issued upon such conversion.

DESCRIPTION OF CAPITAL STOCK

    Our authorized capital stock consists of 22,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share. Of the authorized common stock, 20,000,000 shares are designated class A common stock, 5,896,104 of which were issued and outstanding as of March 30, 2001, and 2,000,000 shares are designated class B common stock, none of which is issued and outstanding. Of the authorized preferred stock, 2,400,000 shares are designated series A convertible preferred stock, 1,650,000 shares are designated series B convertible non-voting preferred stock, 400,000 shares are designated series C junior participating preferred stock, 200,000 shares are designated series D preferred stock with a stated value of $100 per share, and 210,000 shares are designated series E preferred stock. There are no shares of preferred stock outstanding other than the 200,000 shares of series D preferred stock issued on September 29, 2000. The series E preferred stock is issuable upon the conversion of the senior convertible notes into series E preferred stock that will automatically occur when certain conditions are satisfied. At our annual shareholders meeting scheduled for May   , 2001, we have asked our shareholders to approve an amendment to our articles of incorporation to increase the number of authorized shares of class A common stock to 75,000,000 and the number of preferred shares to 10,000,000.

   The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our restated articles of incorporation as amended, our bylaws as amended, the terms of the senior convertible notes and the provisions of applicable Minnesota law.

Common Stock

   As of March 30, 2001, there were 5,896,104 shares of common stock outstanding, held of record by approximately 485 shareholders. In addition, as of March 30, 2001, there were 1,845,415 shares of common stock subject to outstanding options granted to current and former officers, directors and employees. The exercise price under these options ranged from $5.00 to $18.25 per share.

   The holders of common stock are entitled to one vote per share on all matters to be voted upon by shareholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. The common stock has no preemptive or other similar rights. All outstanding shares of common stock are fully paid and non-assessable.

Senior Convertible Notes

   General. On February 27, 2001, we issued $14.2 million of 10% senior convertible notes due February 4, 2002 to five investors in a private placement. The senior convertible notes are convertible into our common stock at $3.00 per share subject to certain adjustments for future dilutive events. We received $10 million of the proceeds at closing and the balance of the net proceeds will be held in escrow until certain shareholder approvals have been obtained and this registration statement is effective. We expect to obtain shareholder approval at our annual shareholder meeting on May  , 2001. When these conditions and certain others are satisfied, the senior convertible notes will automatically convert at the outstanding balance into shares of our series E preferred stock with a stated value of $100 per share. The net proceeds from the issuance of the senior convertible notes supplemented our working capital. We will not receive any additional proceeds from the conversion of the senior convertible notes into the series E preferred stock or upon the conversion of the senior convertible notes or the series E preferred stock into our common stock.

   Interest rate. The senior convertible notes bear interest at the rate of 10% per annum. The interest is payable monthly on the last day of the month. At our election, the interest may be capitalized and added to the principal amount of the senior convertible notes.

   Maturity. The maturity date of the senior convertible notes is February 4, 2002. Unless the senior convertible notes have been converted into shares of common stock or series E preferred stock, we will be obligated to repay the outstanding principal amount of the notes plus accrued and unpaid interest in cash on February 4, 2002.

   Right to accelerate maturity upon triggering event. If a triggering event occurs, the holders of the senior convertible notes will have the right to require us to repay all or a portion of any outstanding senior convertible notes for cash. The amount of the repayment in such a case is the greater of:

  •
  125% of the outstanding principal amount of the convertible notes plus accrued and unpaid interest; or

  •
  the product of the number of shares of common stock into which the senior convertible notes are convertible multiplied by the closing sale price of our common stock on the trading day immediately before the triggering event occurs.

   A "triggering event" is deemed to have occurred if:

  •
  while the registration statement is required to be maintained effective, the effectiveness of the registration statement lapses for any reason, including, without limitation, the issuance of a stop order, or is unavailable to a holder of the senior convertible notes for sale of all of the shares being registered by the registration statement, in accordance with the terms of the related registration rights agreement and such lapse or unavailability continues for a period of 10 consecutive trading days or for more than an aggregate of 20 trading days in any 180-day period;

  •
  our common stock is suspended or delisted from trading on the Nasdaq National Market, the Nasdaq Small Cap Market, the American Stock Exchange or the New York Stock Exchange for a period of ten days during any period of 12 months;

  •
  we give notice to any holder of senior convertible notes of our intent not to comply with a request for conversion of the senior convertible notes into common stock tendered in accordance with the terms of the senior convertible notes;

  •
  we fail to appoint to our board of directors the designee of one of the holders of the senior convertible notes if the holder requests such appointment; or

  •
  we register the series E preferred stock under the Exchange Act.

   Acceleration upon consummation of a major transaction. On the date a major transaction is completed, we, or our successor, must repay in cash all of the senior convertible notes outstanding on that date at an amount equal to 125% of the outstanding principal amount of the senior convertible notes plus accrued and unpaid interest. A "major transaction" means the occurrence of any of the following events:

  •
  the consummation of a consolidation, merger or reorganization of us with or into another person;

  •
  the consummation of a sale, transfer, lease, disposal or abandonment of all or substantially all of our assets;

  •
  the consummation of a purchase, tender or exchange offer for more than 50% of our outstanding shares of common stock or other voting securities is made and accepted by the holders of such securities.

    Within five days after we enter into an agreement to effect a major transaction, we are required to deliver a written notice of the major transaction to each holder of senior convertible notes.

    Conversion.  The holders of the senior convertible notes have the right to convert the senior convertible notes into shares of our common stock at any time prior to the automatic conversion into series E preferred stock. The number of shares of common stock to be issued upon conversion of the senior convertible notes is determined by dividing the principal amount so converted and any accrued but unpaid interest with respect to such principal amount, by the applicable conversion price as described below. The current conversion price is $3.00 per share, subject to certain adjustments for future events. The terms of the senior convertible notes also contain customary provisions for the adjustment of the conversion price in the event a stock dividend or stock split is declared or any recapitalization, reorganization, or similar transaction occurs.

    In the event we issue or sell any additional shares of our common stock, or any stock or other securities convertible into or exchangeable for additional shares of our common stock without consideration or for a consideration that is less than the conversion price of the senior convertible notes in effect immediately prior to such event, then the conversion price of the senior convertible notes will be reduced to a price equal to the price paid upon such issuance or sale. The conversion price of the senior convertible notes will not be adjusted for issuances of common stock occurring as a result of:

  •
  the conversion of the senior convertible notes;

  •
  the conversion of the series D preferred stock;

  •
  any adjustments required under the anti-dilution provisions of the senior convertible notes, the series D preferred stock, the series E preferred stock and the warrants issued to the original purchasers of the series D preferred stock;

  •
  the payment of dividends on the series D preferred stock in shares of our common stock rather than in cash;

  •
  the exercise of stock options to purchase up to 1,854,666 shares of common stock outstanding at January 31, 2001;

  •
  the exercise of stock options to be granted under our 2001 stock option plan to purchase up to an aggregate of 1,500,000 shares of common stock; or

  •
  strategic financings.

    Under the terms of the senior convertible notes, a strategic financing means the issuance of additional shares of our common stock for consideration other than cash or its equivalent to any person or entity for the purpose of establishing or furthering a material business, technology or commercial relationship, provided that our board of directors has determined that the strategic financing is likely to result in or further such a relationship. An aggregate of up to 750,000 shares may be issued in strategic financings.

    The terms of the senior convertible notes provide that the senior convertible notes are convertible only to the extent that the number of shares of common stock issuable at that time, together with the number of shares of common stock previously issued upon conversion of the senior convertible notes, may not exceed 19.99% of the then outstanding shares of the common stock until the requisite shareholder approvals are obtained. In the event the 19.99% limitation on the conversion of the senior convertible notes prevents any proposed conversion of senior convertible notes after January 2, 2002, the holder desiring to convert may require us to repay the note with a premium equal to the greater of (1) 25% of the principal amount, or (2) the spread between the then fair market value of our common stock and the conversion price for the securities of shares of our common stock into which the note would otherwise be convertible.

    In addition, the terms of the senior convertible notes provide that the notes are convertible only to the extent that the number of shares of common stock issuable at that time, together with the number of shares of common stock beneficially owned by that holder and its affiliates as determined in accordance with Section 13(d) of the Securities Exchange Act would not exceed 4.99% of our then outstanding common stock in the case of three investors and 9.99% of our then outstanding common stock in the case of two investors. Any holder may, however, elect to waive this restriction by giving us written notice at least sixty-one days prior to the date on which the senior convertible notes are to be converted in an amount that would exceed the 4.99% or 9.99% limitation, as the case may be.

    Automatic conversion to series E preferred stock.  The senior convertible notes will automatically convert into shares of series E preferred stock upon the satisfaction of the following conditions by the Company:

  •
  the certificate of designations for the series E preferred stock has been filed with the Minnesota Secretary of State (which filing was made on February 27, 2001);

  •
  our common stock is traded on the Nasdaq National Stock Market and trading has not been suspended;

  •
  our representations in the securities purchase agreement pursuant to which we issued the senior convertible notes are true and correct in all material respects and we have materially performed all of our covenants under the securities purchase agreement;

  •
  the transactions contemplated by the securities purchase agreement pursuant to which we issued the senior convertible notes do not violate any law, regulation or order;

  •
  the holders of our common stock have approved the issuance of the senior convertible notes, the series E preferred stock and the shares of common stock issuable upon conversion of the senior convertible notes and the series E preferred stock, which proposals will be presented to our shareholders at our annual shareholder meeting on May   , 2001;

  •
  the holders of our common stock have approved the issuance of the shares of common stock issuable upon conversion of the Series D preferred stock, which proposal will be presented to our shareholders for approval at our annual shareholder meeting on May   , 2001;

  •
  the holders of our common stock have approved an amendment to our restated articles of incorporation increasing the number of shares of authorized common stock to 75,000,000 shares which proposed amendment will be presented to our shareholders at our annual shareholder meeting on May   , 2001 and such amendment shall have been duly filed with the Minnesota Secretary of State;

  •
  this registration statement covering the resale of the shares of our common stock issuable upon conversion of the senior convertible notes and the series E preferred stock must be effective; and

  •
  the Company must have entered into a revolving credit facility for at least $20 million that is satisfactory to at least 51% of the holders of the senior convertible notes, which we did on March 27, 2001 when we entered into a new $20 million revolving credit agreement with Foothill Capital.

    When these conditions are satisfied, one series E preferred share with a stated value of $100 will be exchanged for each $100 of principal and accrued and unpaid interest of the senior convertible notes outstanding on the date of conversion. No fractional shares of series E preferred stock will be issued and we will pay cash for any fractional shares of series E preferred stock based on the stated value of $100 per share.

    Board Designee.  One of the holders of the senior convertible notes has the right, upon 61 days notice, to demand that its designee be appointed to our board of directors.

    Security.  As a result of our entering into our new $20 million revolving credit facility, the holders of the senior convertible notes have released their security interest in our assets.

Preferred Stock

    Our restated articles of incorporation authorize the issuance of preferred stock in one or more series with designations, rights and preferences determined from time to time by the board of directors, without further action by the shareholders. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock or delaying or preventing our change in control without further action by the shareholders. We have no present plans to issue any additional shares of preferred stock, except for the issuance of the series E preferred stock when the conditions for the automatic conversion of the senior convertible notes into series E preferred stock are satisfied.

Series E Preferred Stock

    General.  In connection with the issuance of the senior convertible notes, our board of directors authorized 210,000 shares of series E preferred stock. When the conditions for the automatic conversion of the senior convertible notes discussed above under the heading "Description of Capital Stock—Senior Convertible Notes—Automatic Conversion to Series E Preferred Stock" have been satisfied, the senior convertible notes will be converted into series E preferred stock.

    Dividends.  No dividends are payable on the series E preferred stock.

    Conversion.  After the senior convertible notes have been converted into the series E preferred stock, the holders of the series E preferred stock have the right to convert the shares of series E preferred stock into our common stock prior to the mandatory redemption date. The number of shares of common stock to be issued upon conversion of a share of series E preferred stock is determined by dividing the stated value of $100 per share by the applicable conversion price as described below. The current conversion price is $3.00 per share, subject to certain adjustments for future events. The terms of the series E preferred stock also contain customary provisions for the adjustment of the conversion price in the event a stock dividend or stock split is declared or any recapitalization, reorganization, or similar transaction occurs.

    In the event we issue or sell any additional shares of our common stock, or any stock or other securities convertible into or exchangeable for additional shares of our common stock without consideration or for a consideration that is less than the conversion price of the series E preferred stock in effect immediately prior to such event, then the conversion price of the series E preferred stock will be reduced to a price equal to the price paid upon such issuance or sale. The conversion price of the series E preferred stock will not be adjusted for issuances of common stock occurring as a result of:

  •
  the conversion of the series E preferred stock;

  •
  the conversion of the series D preferred stock or the exercise of the common stock purchase warrants issued to the original purchasers of the series D preferred stock;

  •
  any adjustments required under the anti-dilution provisions of the senior convertible notes, the series D preferred stock, the series E preferred stock and the warrants issued to the original purchasers of the series D preferred stock;

  •
  the payment of dividends on the series D preferred stock in shares of our common stock rather than in cash;

  •
  the exercise of stock options to purchase up to 1,854,666 shares of common stock outstanding at January 31, 2001;

  •
  the exercise of stock options to be granted under our 2001 stock option plan to purchase up to an aggregate of 1,500,000 shares of common stock; or

  •
  strategic financings.

A strategic financing for the purposes of the series E preferred stock has the same definition as used for the senior convertible notes. See "Description of Capital Stock—Senior Convertible Notes—Conversion."

    The terms of the series E preferred stock provide that the preferred stock is convertible only to the extent that the number of shares of common stock issuable at that time, together with the number of shares of common stock beneficially owned by that holder and its affiliates as determined in accordance with Section 13(d) of the Securities Exchange Act, would not exceed 4.99% of our then outstanding common stock in the case of three investors and 9.99% of our then outstanding common stock in the case of two investors. Any holder may, however, elect to waive this restriction by giving us written notice at least sixty-one days prior to the date on which the series E preferred stock is to be converted in an amount that would exceed the 4.99% or 9.99% limitation, as the case may be.

    Mandatory redemption.  The series E preferred stock matures two years after the initial issuance date of the series E preferred stock, at which time the series E preferred stock must be redeemed or converted at our option. If we elect to redeem any series E preferred stock outstanding on the redemption date, the amount required to be paid will be equal to the liquidation preference of the series E preferred stock, which is the stated value of $100 per share. If we elect to convert any series E preferred stock outstanding on the redemption date, we will be required to issue shares in an amount equal to the liquidation preference of the series E preferred stock, which is the stated value of $100 per share, divided by the mandatory redemption price. The mandatory redemption price will be equal to 90% of the average of the closing bid price of our common stock during the ten trading days immediately prior to the redemption date.

    Right to require redemption upon triggering event.  If a triggering event occurs, the holders of the series E preferred stock will have the right to require us to redeem all or a portion of any outstanding series E preferred stock for cash. The redemption price in such a case is the greater of:

  •
  125% of the liquidation preference of the series E preferred stock, which is the stated value of $100 per share; or

  •
  the product of the number of shares of common stock into which the series E preferred stock is convertible multiplied by the closing sale price of our common stock on the trading day immediately before the triggering event occurs.

A "triggering event" has the same definition as used for the senior convertible notes. See "Description of Capital Stock—Senior Convertible Notes—Right to Require Redemption upon Triggering Event."

    Redemption upon consummation of a major transaction.  On the date a major transaction is completed, we, or our successor, must redeem for cash all of the series E preferred stock outstanding on that date at a price per share equal to 125% of the liquidation preference of the series E preferred stock, which is the stated value of $100 per share. A "major transaction" has the same definition as used for the senior convertible notes. See "Description of Capital Stock—Senior Convertible Notes—Redemption upon Consummation of a Major Transaction."

  •
  the consummation of a consolidation, merger or reorganization of us with or into another person;

  •
  the consummation of a sale, transfer, lease, disposal or abandonment of all or substantially all of our assets;

  •
  the consummation of a purchase, tender or exchange offer for more than 50% of our outstanding shares of common stock or other voting securities is made and accepted by the holders of such securities.

Within five days after we enter into an agreement to effect a major transaction, we are required to deliver a written notice of the major transaction to each holder of series E preferred stock.

    Liquidation preference.  In the event of our liquidation, the holders of the series E preferred stock together with the holders of the series D preferred stock on a pari passu basis will be entitled to a liquidation preference, after payment to holders of indebtedness which is senior in rank to the series E preferred stock but before any amounts are paid to the holders of our common stock. The liquidation preference is equal to 125% of the liquidation preference of the outstanding series E preferred stock, which is the stated value of $100 per share.

    Voting rights.  Other than as required by law, the holders of the series E preferred stock have no voting rights except that the consent of holders of at least two-thirds of the outstanding series E preferred stock will be required to effect any change in either our restated articles of incorporation or certificate of designations that would change any of the rights of the series E preferred stock.

Series D Preferred Stock

    General.  On September 29, 2000, we issued 200,000 shares of our series D preferred stock, $100 stated value per share, and warrants to purchase 772,798 shares of our common stock with a current warrant exercise price of $16.17 per share in a private placement to select institutional investors. The net proceeds of the offering, after expenses, were approximately $18.9 million. We would receive an additional $12.5 million if the warrants were exercised in full. As a result of the issuance of the senior convertible notes on February 27, 2001, the conversion price for the series D preferred stock was reduced to $3.00 per share. Also, the exercise price of the warrants was lowered to $11.65 per share and the number of common shares purchasable upon exercise of the warrants was adjusted to 1,072,815 shares.

    Dividends.  The series D preferred stock carries a cumulative dividend rate of 6.5% per annum, payable quarterly in arrears on the last day of March, June, September and December, commencing on December 31, 2000. Such dividend accrues from day-to-day, whether or not earned or declared, beginning as of September 29, 2000. At the option of our board of directors, dividends may be paid in cash or shares of common stock. If we elect to pay dividends in shares of our common stock, the number of shares to be issued in payment of a dividend on the series D preferred stock will be equal to the accrued dividends divided by 90% of the then market price of our common stock.

    For purposes of this calculation, the market price of our common stock will be equal to 90% of the average of the closing bid price of our common stock during the ten trading days immediately preceding the dividend date. For example, we elected to pay the quarterly dividend of $325,000 on 200,000 shares of series D preferred stock outstanding on April 2, 2001 in shares of our common stock, so 90% of the average of the closing bid prices of our common stock during the ten consecutive trading days ending on March 30, 2001 was 2.71 per share, and we issued an aggregate of 119,993 shares of common stock in lieu of a cash dividend for the shares of Series D preferred stock outstanding.

    Conversion.  The holders of series D preferred stock have the right to convert their shares into shares of our common stock at any time after the date of initial issuance. The number of shares of common stock to be issued upon conversion of series D preferred stock is determined by dividing the sum of $100 plus accrued and unpaid dividends by the applicable conversion price as described below. The current conversion price is $3.00 per share, subject to certain adjustments for future events. The terms of the series D preferred stock also contain customary provisions for the adjustment of the conversion price in the event a stock dividend or stock split is declared or any recapitalization, reorganization, or similar transaction occurs.

    In the event we issue or sell any additional shares of our common stock, or any stock or other securities convertible into or exchangeable for additional shares of our common stock without consideration or for a consideration that is less than the conversion price of the series D preferred stock in effect immediately prior to such event, then the conversion price of the series D preferred stock will be reduced to a price equal to the price paid upon such issuance or sale. The conversion price of the series D preferred stock will not be adjusted for issuances of common stock occurring as a result of:

  •
  the conversion of the series D preferred stock;

  •
  the exercise of the related warrants;

  •
  any adjustments required under the anti-dilution provisions of the series D preferred stock and the warrants;

  •
  the exercise of stock options to be granted under our stock plans to purchase up to an aggregate of 1,500,000 shares of common stock;

  •
  the payment of dividends on the series D preferred stock in shares of our common stock rather than in cash;

  •
  the exercise of stock options to purchase up to 1,854,666 shares of common stock outstanding at January 31, 2001; or

  •
  strategic financings.

A strategic financing for the purposes of the series D preferred stock has the same definition as used for the senior convertible notes. See "Description of Capital Stock—Senior Convertible Notes—Conversion."

    The terms of the series D preferred stock and the related warrants provide that the preferred stock is convertible and the warrants are exercisable by any holder only to the extent that the number of shares of common stock issuable at that time, together with the number of shares of common stock beneficially owned by that holder and its affiliates as determined in accordance with Section 13(d) of the Securities Exchange Act, would not exceed 4.99% of our then outstanding common stock. Any holder may, however, elect to waive this restriction by giving us written notice at least sixty-one days prior to the date on which the series D shares are to be converted or the warrants exercised in an amount that would exceed the 4.99% limitation.

    Mandatory redemption.  The series D preferred stock matures on September 29, 2002, at which time the series D preferred stock must be redeemed or converted at our option. If we elect to redeem any series D preferred stock outstanding on September 29, 2002, the amount required to be paid will be equal to the liquidation preference of the series D preferred stock, which equals the price originally paid for such shares plus accrued and unpaid dividends. If we elect to convert any series D preferred stock outstanding on September 29, 2002, we will be required to issue shares in an amount equal to the price paid for the series D preferred stock plus accrued and unpaid dividends divided by the mandatory redemption price. The mandatory redemption price will be equal to 90% of the average of the closing bid price of our common stock during the ten trading days immediately prior to the redemption date.

    Right to require redemption upon triggering event.  If a triggering event occurs, the holders of the series D preferred stock will have the right to require us to redeem all or a portion of any outstanding series D preferred stock for cash. The redemption price in such a case is the greater of:

  •
  125% of the price paid for the series D preferred stock plus accrued dividends; or

  •
  the product of the number of shares of common stock into which the series D preferred stock is convertible multiplied by the closing sale price of our common stock on the trading day immediately before the triggering event occurs.

    A "triggering event" is deemed to have occurred if:

  •
  while the registration statement is required to be maintained effective, the effectiveness of the registration statement lapses for any reason, including, without limitation, the issuance of a stop order, or is unavailable to a holder of the series D preferred stock for sale of all of the shares being registered by the registration statement, in accordance with the terms of the related registration rights agreement and such lapse or unavailability continues for a period of 10 consecutive trading days or for more than an aggregate of 20 trading days in any 180-day period;

  •
  our common stock is suspended or delisted from trading on the Nasdaq National Market, the Nasdaq Small Cap Market, the American Stock Exchange or the New York Stock Exchange for a period of ten days during any period of 12 months; or

  •
  we give notice to any holder of series D preferred stock of our intent not to comply with a request for conversion of the series D preferred stock into common stock tendered in accordance with the terms of the certificate of designations relating to the series D preferred stock.

    Redemption upon consummation of a major transaction.  On the date a major transaction is completed, we, or our successor, must redeem for cash all of the series D preferred stock outstanding on that date at a price per share equal to 125% of the price paid for the series D preferred stock plus all accrued and unpaid dividends. A "major transaction" for the purposes of the series D preferred stock has the same definition as used for the senior convertible notes. See "Description of Capital Stock—Senior Convertible Notes—Redemption upon Consummation of a Major Transaction." Within five days after we enter into an agreement to effect a major transaction, we are required to deliver a written notice of the major transaction to each holder of series D preferred stock.

    Optional redemption.  We also have the right, provided specified conditions are satisfied, to redeem all of the outstanding series D preferred stock for cash equal to the price paid for each preferred share plus accrued but unpaid dividends, at any time after September 29, 2001. The conditions to our right to redeem series D preferred stock include:

  •
  a registration statement relating to the series D preferred stock to be redeemed is effective;

  •
  the closing bid price for our common stock is equal to not less than twice the conversion price on each of no less than twenty consecutive trading days; and

  •
  we deliver an irrevocable notice of our election to redeem within two business days of the applicable twenty-day determination period.

    Liquidation preference.  In the event of our liquidation, the holders of the series D preferred stock together with the holders of the series E preferred stock on a pari passu basis will be entitled to a liquidation preference, after payment to holders of indebtedness which is senior in rank to the series D preferred stock but before any amounts are paid to the holders of our common stock. The liquidation preference is equal to 125% of the amount originally paid for the series D preferred stock ($100 per share), plus accrued and unpaid dividends on any outstanding series D preferred stock.

    Voting rights.  Other than as required by law, the holders of the series D preferred stock have no voting rights except that the consent of holders of at least two-thirds of the outstanding series D preferred stock will be required to effect any change in either our restated articles of incorporation or certificate of designations that would change any of the rights of the series D preferred stock.

Warrants

    Warrants to purchase 772,798 shares of our common stock were issued in connection with the sale of the series D preferred stock as of September 29, 2000 at an exercise price of $16.17 per share, subject to anti-dilution adjustments. These warrants are presently exercisable and will expire in 2003. The exercise price is subject to adjustments if we declare a stock split or dividend of our common stock and will be reduced if we issue shares of our common stock at a price that is below the average of the closing bid prices of the common stock for the ten trading days immediately preceding such issuance. As a result of the issuance of the convertible notes on February 27, 2001, the exercise price of the warrants was lowered to $11.65 per share and the number of common shares purchasable upon exercise of the warrants was adjusted to 1,072,815 shares.

    We intend to use the proceeds if the warrants are exercised primarily for working capital and general corporate purposes. As of March 30, 2001, other than the warrants issued to the holders of the series D preferred stock, there were no warrants outstanding.

Registration Rights for Common Stock Issuable upon Conversion of Senior Convertible Notes and Series E Preferred Stock

    Pursuant to a registration rights agreement between us and the holders of the senior convertible notes, we agreed to file a registration statement, of which this prospectus constitutes a part, covering the resales by the holders of the senior convertible notes and series E preferred stock of:

  •
  common stock issuable upon conversion of the senior convertible notes or the series E preferred stock, including voluntary conversion,

  •
  common stock issuable in payment of the mandatory redemption price for the series E preferred stock; and

  •
  common stock issuable with respect to such securities as a result of any stock split, stock dividend, recapitalization, exchange or similar event.

We are also required to provide the holders of the senior convertible notes and series E preferred stock with a current prospectus upon request for such holders to use in the resale of the common stock.

    Under the terms of such agreement, we are required to register at least 150% of the number of shares of common stock issuable upon conversion of the series E preferred stock after we have amended our articles of incorporation to increase the number of authorized shares of common stock to 75,000,000 shares. We are also required to maintain the effectiveness of the registration statement covering such shares of common stock until the earlier of:

  •
  six months after the date as of which the holders of the series E preferred stock may sell all of the shares of common stock covered by such registration statement under Rule 144(k) of the Securities Act, and

  •
  the date on which none of the series E preferred stock is outstanding following the conversion of the senior convertible notes into series E preferred stock.

We will bear all registration expenses, other than underwriting discounts and commissions, with respect to the registration statement relating to the shares of common stock issuable upon conversion of the senior convertible notes or the series E preferred stock.

Registration Rights for Common Stock Issuable upon Conversion of the Series D Preferred Stock and Exercise of Common Stock Purchase Warrants

    Pursuant to a registration rights agreement between us and the holders of the series D preferred stock, we filed registration statements covering the resales by the selling shareholders of:

  •
  common stock issuable upon conversion of the series D preferred stock, including voluntary conversion,

  •
  common stock issuable upon exercise of the related warrants,

  •
  common stock issuable in payment of dividends on the series D preferred stock,

  •
  common stock issuable in payment of the mandatory redemption price for the series D preferred stock; and

  •
  common stock issuable with respect to such securities as a result of any stock split, stock dividend, recapitalization, exchange or similar event.

We are also required to provide the holders of the series D preferred stock with a current prospectus upon request for those holders to use in the resale of the common stock.

    Under the terms of such agreement, we are required to register at least 200% of the number of shares of common stock issuable upon conversion of and in lieu of cash dividends on the series D preferred stock and exercise of the related warrants. In connection with the issuance of the senior convertible notes, the holders of the series D preferred stock waived this requirement until we amended our articles of incorporation to increase the number of authorized shares of common stock to 75,000,000 shares. We are also required to maintain the effectiveness of the registration statement covering such shares of common stock until the earlier of:

  •
  six months after the date as of which the holders of the series D preferred stock and warrants may sell all of the shares of common stock covered by such registration statement under Rule 144(k) of the Securities Act, and

  •
  the date on which none of the series D preferred stock and related warrants are outstanding.

We will bear all registration expenses, other than underwriting discounts and commissions, with respect to the registration statement relating to the series D preferred stock and the related warrants.

SELLING SHAREHOLDERS

    The following table presents information known to us with respect to beneficial ownership of our common stock by the selling shareholders as of March 30, 2001. The number of shares in the table represents an estimate of the number of shares of common stock to be offered by the selling shareholders, if the holders were to fully convert the senior convertible notes outstanding as of March 30, 2001 or the series E preferred stock into which the senior convertible notes automatically convert upon satisfaction of certain conditions, and offer all the resulting shares of common stock for sale. The selling shareholders may sell all, some or none of their shares in this offering. See "Plan of Distribution."

    The actual number of shares of common stock issuable upon conversion of the senior convertible notes or the series E preferred stock could be materially more than the amount estimated due to the conversion price adjustments explained in the section of this prospectus entitled "Description of Capital Stock—Series E Preferred Stock" on page 22.

Selling Shareholders	Shares Offered Upon Conversion of Senior Convertible Notes or Series E Preferred Stock (1)	Number of Shares Beneficially Owned After Offering
Stark Trading (Wisconsin)(2)	833,333 shares	0
Shepherd Investments International, Ltd. (British Virgin Islands)(2)	833,333 shares	0
Woodville LLC	666,666 shares	0
Calm Waters Partnership	2,333,333 shares
Walter H. Morris	66,666 shares	0

(1)
The selling shareholders shall not be entitled to convert the senior convertible notes, the series E preferred shares and the series D preferred shares nor exercise the common stock purchase warrants, nor will we recognize such exercise, such that upon giving effect to such exercise, the aggregate number of shares of our common stock then beneficially owned (as defined in Section 13(d) of the Exchange Act of 1934) by such selling shareholder and its "affiliates" (as defined in Rule 144 of the Securities Act of 1933) would exceed 4.99% of the total issued and outstanding shares of our common stock following such conversion in the case of Stark Trading, Sheperd Investments International, Ltd. and Woodville LLC or 9.99% of the total issued and outstanding shares of our common stock following such conversion in the case of Calm Waters Partnership and Walter H. Morris. Assumes a conversion price of $3.00 for the senior convertible notes and series E preferred stock which was the conversion price in effect on March 30, 2001.

(2)
Does not include an aggregate 6,666,666 common shares that are issuable upon the conversion of the series D preferred stock and 1,072,815 shares of common stock issuable upon the exercise of warrants held by the selling shareholder or its affiliates.

    Except for the shares registered hereby or as disclosed in note (2) above, the selling shareholders do not own any other of our securities and have not had any material relationship with us within the past three years.

    The terms of the senior convertible notes, series E preferred stock and the series D preferred stock limit the percentage of our common stock beneficially owned by the selling shareholders. See "Description of Capital Stock—Senior Convertible Notes—Conversion," "Description of Capital Stock—Series E Preferred Stock—Conversion" and "Description of Capital Stock—Series D Preferred Stock—Conversion." In addition, as a result of limitations imposed by Nasdaq and the terms of the senior convertible notes and the series E preferred stock, we may not issue shares representing more than 19.99% of our outstanding stock unless we obtain shareholder approval or a waiver of the limitations by Nasdaq.

PLAN OF DISTRIBUTION

    The shares being offered through this prospectus will be offered and sold by the selling shareholders upon conversion of the senior convertible notes or the series E preferred stock. The selling shareholders, as used in this prospectus, includes, donees, pledges, transferees or other successors in interest who may receive shares from the selling shareholders after the date of this prospectus. We have agreed to bear the expenses of the registration of the shares, including legal and accounting fees, and to pay the legal fees of selling shareholders for separate legal counsel they obtain to review the registration statement. We will not be responsible for paying any discounts or commissions with respect to sales of the shares.

    The selling shareholders may offer their shares of our common stock at various times in one or more of the following transactions (as well as other methods of sale):

  •
  in ordinary broker's transactions on Nasdaq or any national securities exchange on which our common stock may be listed at the time of sale;

  •
  in the over-the-counter market;

  •
  in negotiated transactions;

  •
  by pledge to secure debts and other obligations;

  •
  in connection with the writing of non-traded and exchange-traded call options or other derivative securities; or

  •
  in a combination of any of the above transactions.

    The selling shareholders may sell their shares at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices or at fixed prices. The selling shareholders may use broker-dealers to sell their shares. If this happens, broker-dealers will either receive discounts or commissions from the selling shareholders or they will receive commissions from purchasers of shares for whom they acted as agents.

    The selling shareholders also may resell all or a portion of their shares in open market transactions in reliance upon Rule 144 under the Securities Act. The shareholder must meet the criteria and conform to the requirements of that rule.

    The selling shareholders have not advised us of any specific plans for the distribution of the shares covered by this prospectus.

    We have agreed to pay all costs relating to the registration of the shares. Any commissions or other fees payable to broker-dealers in connection with any sale of the shares will be paid by the selling shareholders or other party selling the shares. We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement or the selling shareholder will be entitled to contribution. We will be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholders for use in this prospectus, in accordance with the related registration rights agreement or will be entitled to contribution.

    Once the shares of common stock are sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

    The validity of the shares of common stock offered was passed upon for us by Kaplan, Strangis and Kaplan, P.A. Ralph Strangis, one of our directors, is also a member of the law firm of Kaplan, Strangis and Kaplan, P.A. which provided legal services to us in 2000. Members of Kaplan, Strangis and Kaplan own 100,578 shares of our common stock, including 5,000 shares, options to purchase 90,000 shares and 5,578 common stock equivalents under our non-employee director deferred compensation plan held by Mr. Strangis.

EXPERTS

    The December 31, 2000 financial statements and schedule incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly, and current reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices in New York, New York and Chicago, Illinois. Copies of such material also may be obtained at prescribed rates from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549-1004. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our SEC filings and registration statements can also be reviewed by accessing the SEC's Internet site at http://www.sec.gov. Our common stock is listed on The Nasdaq Stock Market's National Market System and such reports and other information concerning Damark may be inspected at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006-1506.

    We have filed a registration statement on Form S-3 with the SEC with respect to the common stock offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information included in the registration statement. You should refer to the exhibits attached to the registration statement and its exhibits. The references to any contract or other document are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may obtain a copy of the registration statement from the SEC's principal office in Washington, D.C. upon payment of the prescribed fees, or you may examine the registration statement without charge at the SEC's public reference rooms or via the SEC website as described above.

INFORMATION INCORPORATED BY REFERENCE

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we later file with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filing we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling shareholders sell all of the shares offered by this prospectus:

  •
  Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

  •
  Current Report on Form 8-K filed on March 2, 2001

  •
  Current Report on Form 8-K/A filed on March 29, 2001.

  •
  The description of our capital stock contained in our registration statement on Form S-1, (SEC File No. 33-45056), including any amendments or reports filed for the purpose of updating such description.

    You may request a copy of these filings at no cost by calling us at (952) 258-2000 or writing to us at the following address:

Damark International, Inc.
Attention: Kim Mageau, Senior Vice President and Chief Financial Officer
301 Carlson Parkway, Suite 201
Minneapolis, Minnesota 55305

    You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. The selling shareholders will not make an offer of the shares of our common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. Other Expenses of Issuance and Distribution.

    The following table sets forth the costs and expenses payable by Damark in connection with the sale of common stock being registered. All of the amounts shown are estimates, except the SEC registration fee and the Nasdaq National Market listing fee.

SEC registration fee	$6,093.75
Nasdaq listing fee	1,750.00
Printing expenses	20,000.00
Legal fees and expenses	30,000.00
Accounting fees and expenses	20,000.00
Miscellaneous fees and expenses	10,000.00
Total	$87,843.75

ITEM 15. Indemnification of Officers and Directors.

    Article IX of our restated articles of incorporation and Article V of our amended and restated bylaws provide for indemnification of our directors, officers, employees and other agents to the extent required under Minnesota law.

    Minnesota Statutes, Section 302A.521 requires the Registrant to indemnify a person made or threatened to be made a party to a proceeding, by reason of the former or present official capacity of the person with respect to the Registrant, against judgments, penalties, fines, including without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, if, with respect to the acts or omissions of the person complained of in the proceeding, such person (1) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines, including without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions; (2) acted in good faith; (3) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) in the case of acts or omissions occurred in the person's performance in the official capacity of director or, for a person not a director, in the official capacity of officer, committee member, employee or agent, reasonably believed that the conduct was in the best interests of the Registrant, or in the case of performance by a director, officer, employee or agent of the Registrant as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the Registrant.

    In addition, Section 302A.521, subd. 3, requires payment by the Registrant upon written request, of reasonable expenses in advance of final disposition in certain instances. A decision as to required indemnification is made by a majority of the disinterested Board of Directors present at the meeting at which a disinterested quorum is present, or by a designated committee of disinterested directors, by special legal counsel, by the disinterested shareholders, or by a court.

    The Registrant also maintains a director and officer insurance policy to cover the Registrant, its directors and its officers against certain liabilities.

ITEM 16. Exhibits and Financial Statement Schedules

    The following documents are filed herewith or incorporated herein by reference.

    (a) Exhibits

Exhibit Number	Description

4.1	Certificate of Designations, Preferences and Rights for Series D Preferred Stock (incorporated herein by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K filed on October 2, 2000)
4.2	Form of Senior Convertible Note (incorporated herein by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K filed on March 2, 2001)
4.3	Certificate of Designations, Preferences and Rights for Series E Preferred Stock (incorporated herein by reference to Exhibit 3.2 of the Registrant's Current Report on Form 8-K filed on March 2, 2001)
5.1	Opinion of Kaplan, Strangis and Kaplan, P.A. regarding the legality of the securities being registered (to be filed by amendment).
10.1	Securities Purchase Agreement dated as of September 29, 2000 (incorporated herein by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on October 2, 2000)
10.2	Form of Common Stock Purchase Warrant (incorporated herein by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed on October 2, 2000)
10.3	Registration Rights Agreement for holders of Series D Preferred Stock and related Warrants (incorporated herein by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K filed on October 2, 2000)
10.4	Securities Purchase Agreement dated as of February 26, 2001 (incorporated herein by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on March 2, 2001)
10.5	Amendment No. 1 to Securities Purchase Agreement (incorporated by reference to Exhibit 10.4 of the Registrant's Form 8-KA filed on March 29, 2001)
10.6	Registration Rights Agreement for holders of Senior Convertible Notes and Series D Preferred Stock (incorporated herein by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed on March 2, 2001)
10.7	Escrow Agreement (incorporated herein by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K filed on March 2, 2001)
23.1	Consent of Kaplan, Strangis and Kaplan, P.A.
23.2	Consent of Arthur Andersen LLP
24.1	Power of Attorney (included on signature page)

ITEM 17. Undertakings.

(a)
The undersigned Registrant hereby undertakes:

(1)
To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

(i)
to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

    (iii)
    to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

    provided, however, that the undertakings set forth in paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

  (2)
  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona offering thereof.

  (3)
  To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

(b)
The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this registration statement on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on April 12, 2001.

DAMARK INTERNATIONAL, INC.
By:	/s/ GEORGE S. RICHARDS George S. Richards, Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

    Each person whose signature appears below hereby authorizes and appoints George S. Richards and Kim M. Mageau, and each of them, with full power of substitution and full power to act without the other, as his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person and in such person's name, place and stead, and to execute in the name on behalf of each person, individually and in each capacity stated below, and to sign and file any and all amendments (including post-effective amendments) to this registration statement with the Securities and Exchange Commission.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the dates indicated:

Signature	Title	Date

/s/ GEORGE S. RICHARDS George S. Richards	Chairman, Chief Executive Officer, President and Director (Principal Executive Officer)	March 30, 2001
/s/ KIM M. MAGEAU Kim M. Mageau	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 30, 2001
/s/ MARK A. COHN Mark A. Cohn	Director	March 30, 2001
/s/ STEPHEN J. HEMSLEY Stephen J. Hemsley	Director	March 30, 2001
/s/ RALPH STRANGIS Ralph Strangis	Director	March 30, 2001

EXHIBIT INDEX

Exhibit Number	Description of Exhibits

4.1	Certificate of Designations, Preferences and Rights for Series D Preferred Stock (incorporated herein by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K filed on October 2, 2000)
4.2	Form of Senior Convertible Note (incorporated herein by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K filed on March 2, 2001)
4.4	Certificate of Designations, Preferences and Rights for Series E Preferred Stock (incorporated herein by reference to Exhibit 3.2 of the Registrant's Current Report on Form 8-K filed on March 2, 2001)
5.1	Opinion of Kaplan, Strangis and Kaplan, P.A. regarding the legality of the securities being registered (to be filed by amendment).
10.1	Securities Purchase Agreement dated as of September 29, 2000 (incorporated herein by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on October 2, 2000)
10.2	Form of Common Stock Purchase Warrant (incorporated herein by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed on October 2, 2000)
10.3
Registration Rights Agreement for holders of Series D Preferred Stock and related Warrants (incorporated herein by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K filed on October 2, 2000)
10.4	Securities Purchase Agreement dated as of February 26, 2001 (incorporated herein by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on March 2, 2001)
10.5	Amendment No. 1 to Securities Purchase Agreement (incorporated by reference to Exhibit 10.4 of the Registrant's Form 8-KA filed on March 29, 2001)
10.6
Registration Rights Agreement for holders of Senior Convertible Notes and Series D Preferred Stock (incorporated herein by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed on March 2, 2001)
10.7	Escrow Agreement (incorporated herein by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K filed on March 2, 2001)
23.1	Consent of Kaplan, Strangis and Kaplan, P.A.
23.2	Consent of Arthur Andersen LLP
24.1	Power of Attorney (included on signature page)

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TABLE OF CONTENTS PROSPECTUS
RISK FACTORS
Risks related to Our Senior Convertible Notes and Preferred Stock
Risks Related to Our Discontinued Businesses
Risks Related to Our Continuing Business
INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
DAMARK INTERNATIONAL, INC.
USE OF PROCEEDS
DESCRIPTION OF CAPITAL STOCK
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INFORMATION INCORPORATED BY REFERENCE
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX